Exhibit 1.2

THIS STOCK EXCHANGE RELEASE MAY NOT BE PUBLISHED OR DISTRIBUTED, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, HONG KONG, JAPAN, SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE SUCH PUBLICATION OR DISTRIBUTION WOULD VIOLATE APPLICABLE LAWS OR RULES OR WOULD REQUIRE ADDITIONAL DOCUMENTS TO BE COMPLETED OR REGISTERED OR REQUIRE ANY MEASURE TO BE UNDERTAKEN IN ADDITION TO THE REQUIREMENTS UNDER FINNISH LAW. FOR FURTHER INFORMATION, SEE “IMPORTANT NOTICE” BELOW.

Altia and Arcus to join forces to form a leading wine and spirits brand house

The Boards of Directors of Altia Plc (“Altia”) and Arcus ASA (“Arcus”) today jointly announce that Altia and Arcus have entered into a combination agreement to form a leading Nordic wine and spirits brand house. The new combined company (the “Combined Company”) will be named Anora Group Plc (“Anora”).

Anora will offer a unique portfolio of iconic local, regional, and global brands. The Combined Company’s preliminary aggregated annual revenue is EUR 640 million in 2019 and Anora employs approximately 1,100 professionals around the Nordics and Baltics. Anora will have a strong foothold in the Nordic markets making it an attractive partner with its superior pan-Nordic route-to-market. With a solid combined cash-flow, Anora is well positioned for stronger international expansion.

Key transaction highlights

•	The combination will be implemented as a statutory cross-border absorption merger whereby Arcus will be merged into Altia and dissolved.

•	The shareholders of Arcus will receive 0.4618 new shares in Altia for each share in Arcus owned by them, resulting in an aggregate ownership in the Combined Company following completion of the combination of 53.5% for Altia shareholders and 46.5% for Arcus shareholders.

•	Altia proposes to pay an extra dividend in the total amount of approximately EUR 14.5 million, corresponding to EUR 0.40 per share to Altia’s shareholders before the completion of the merger. The extra dividend will be in addition to the dividend in the total amount of approximately EUR 7.6 million, corresponding to EUR 0.21 per share authorised by Altia’s 2020 AGM, payable by the end of 2020.

•	Support and pre-commitments from the largest shareholders in both Altia and Arcus.

•	Combined Company to be named Anora Group Plc.

•	Preliminary aggregated annual revenue of EUR 640 million in 2019.

•	Potential annual EBITDA net synergies of EUR 8-10 million identified.

•	Completion of the merger is conditional, inter alia, on approval of the respective EGMs of Altia and Arcus, and regulatory approvals including competition clearances having been obtained.

•	EGMs are currently expected to be held in November 2020 and completion of the merger is expected during the first half of 2021, subject to the conditions for completion having been fulfilled or waived.

•	Altia and Arcus have obtained necessary commitments for the financing of the completion of the merger.

•	Altia’s Shareholders’ Nomination Board, after consultation with the Nomination Committee of Arcus, will propose to the Altia EGM that following completion of the merger the Board of Directors will consist of three current Altia Board members, four current Arcus Board members and one new board member and that Michael Holm Johansen will become the Chairman of the Board of Directors, and that Sanna Suvanto-Harsaae will become the Vice Chairman.

•	Pekka Tennilä will become the Chief Executive Officer and Sigmund Toth will become the Chief Financial Officer of the Combined Company.

•	The Combined Company will continue Altia’s and Arcus’ targeted work to improve sustainable production, and to develop a modern and responsible drinking culture.

•	The shares of Anora will continue to be listed on Nasdaq Helsinki and a temporary secondary listing of the shares will be sought on the Oslo Børs.

Rationale of the merger

•	The wine and spirits brand house in the Nordics

•	Superior pan-Nordic route-to-market

•	Competitive platform to grow in and outside home markets

•	Step-change in scale with efficiencies across the value chain

•	Strong value creation from significant synergies

The merger will form a wine and spirits brand house with leading presence across the Nordics with a relevant market presence also in the Baltics. The Combined Company will have a unique portfolio of iconic local, regional and global wine and spirits brands. This, combined with deep consumer insights and strong innovation capabilities will enable the Combined Company to achieve growth and meet changing consumer needs even better. The Combined Company will offer a one-stop shop for customers both in on- and off-trade. Further, its wide distribution presence in the complex Nordic markets and enhanced sales excellence, will make the Combined Company an even more attractive partner.

The transaction will allow the Combined Company to strive for growth and more powerful product launches both in and outside the Nordics. The Combined Company’s attractive brand portfolio has significant export potential. With a strong combined cash flow, the Combined Company will be a competitive Northern European player able to seek further growth also through targeted M&A.

The merger provides a step-change in scale with expected efficiencies throughout the value chain. It will allow the Combined Company to improve its cost position and seek for additional efficiency gains long term. The transaction will also form more competitive Industrial and Logistics business units through increased internal volumes. The combination targets EBITDA net synergies of around EUR 8-10 million annually, to be achieved through cost synergies in sourcing, manufacturing, logistics and SG&A as well as revenue synergies from home markets and beyond. The companies expect that most of the synergies will be achieved within approximately two years from completion of the merger. The combination is also expected to create long-term positive effects that will continue to materialise even after this period.

Sanna Suvanto-Harsaae, Chairman of the Board of Altia, comments: “We are very happy to announce the merger of Altia and Arcus, and that the new company, Anora Group, will be headquartered in Helsinki, Finland. This combination of two equal Nordic companies is a logical continuation on Altia’s strategic journey that started with the initial public offering in 2018. Together, these two innovative companies are taking an important step to become the Nordic wine and spirits brand house with excellent potential for growth also outside the Nordics.”

Michael Holm Johansen, Chairman of the Board of Arcus, comments: “Arcus and Altia have a strong Nordic position based on long heritage, iconic brands and unique understanding of the Nordic consumer. This merger will create significant value for shareholders in both companies, and the Combined Company will financially be in an even stronger position to pursue growth beyond its core Nordic business. It will be an attractive company for customers, partners and be able to employ the best talent.”

Pekka Tennilä, CEO of Altia, comments: “Through added scale and more efficient production, we can further strengthen our leading sustainability position. Joining forces will provide significant growth potential in exports and create better possibilities to bring our iconic brands and sustainable Nordic drinks experiences to new markets. I also believe the combination will improve our image as an attractive employer in the Nordics and offer even better development opportunities for our professionals in a Nordic inclusive working culture.”

“The new company will be a strong and visible Nordic entity. Together we will provide better opportunities for our international agencies and partners, to the benefit of our customers”, says Kenneth Hamnes, the CEO of Arcus.

The terms of the merger in brief

The proposed combination of Altia and Arcus will be executed through a tax neutral statutory cross-border absorption merger of Arcus into Altia pursuant to the Norwegian Public Limited Liability Companies Act and the Finnish Companies Act as agreed between the parties in the combination agreement entered into on 29 September 2020 and as set out in the merger plan approved by the Boards of Directors of Altia and Arcus on 29 September 2020.

As merger consideration, the shareholders of Arcus will receive 0.4618 new shares in Altia for each share registered as held in Arcus upon completion of the merger. Arcus’ shareholders will in aggregate receive shares representing approximately a 46.5% ownership in the Combined Company. The aggregate number of the new shares in Altia to be issued in connection with the merger is expected to be 31,409,930 shares, resulting in 67,550,415 shares in total in the Combined Company.

The Board of Directors of Altia will propose to its EGM resolving on the merger that the Board of Directors be authorised to resolve on the payment of an extra dividend in the maximum total amount of EUR 0.40 per share to Altia’s shareholders before the completion of the merger. The extra dividend will be in addition to the dividend in the maximum total amount of EUR 0.21 per share authorised by the Annual General

Meeting of Altia held on 4 June 2020 and payable to Altia’s shareholders by the end of 2020. The maximum total amount of the dividend to be distributed is EUR 0.61 per share (being in total approximately EUR 22 million).

As a consequence of the completion of the merger, Arcus will dissolve. The statutory tax neutral merger will not trigger Norwegian withholding tax consequences for Arcus’ shareholders.

Completion of the merger is subject to approval by a majority of two-thirds of the votes cast and shares represented at the respective Extraordinary General Meetings (“EGMs”) of Altia and Arcus, which are expected to be held in November 2020. Altia’s largest shareholder, the State Development Company Vake Oy, has stated their support for the transaction with an intention to attend Altia’s EGM and vote in favour of the merger. In addition, Altia’s large shareholders Ilmarinen Mutual Pension Insurance Company, Varma Mutual Pension Insurance Company and Canica AS and Arcus’ large shareholders Canica AS, Geveran Trading Co Ltd and Hoff SA have, subject to certain conditions, irrevocably undertaken to attend the respective EGMs and vote in favour of the merger.

Completion of the merger is also subject to obtaining necessary regulatory approvals, including competition clearances, as well as other customary closing conditions. As the transaction is proposed to be implemented by way of a cross-border absorption merger of Arcus into Altia, it is also subject to a statutory creditor notification period for Arcus’ creditors.

The merger plan for the merger of Altia and Arcus is included as Annex 1 to this stock exchange release and contains further information on, inter alia, the merger consideration to Arcus shareholders, the contemplated timetable for completion of the merger, description of assets, liabilities and shareholders’ equity of Arcus and the conditions for completion of the merger.

Further information on the combination, the merger and the Combined Company will also be available in a merger prospectus to be published by Altia prior to the EGMs of Altia and Arcus. Altia and Arcus will publish invitations to their respective EGMs through separate stock exchange releases.

It is expected that the completion of the merger will take place during the first half of 2021, subject to all regulatory approvals having been obtained and other conditions for completion having been fulfilled.

Financing

Altia has obtained a commitment for back-up financing of the merger from Nordea Bank Abp (“Nordea”). The bridge facilities arranged in connection with the combination are available from the completion date of the merger. The bridge facilities have a maturity date falling 18 months after the signing of the bridge facilities agreement. The intention of Altia and Arcus is to obtain certain waivers and amendments for their existing financing arrangements.

Management and Corporate governance

The name of the Combined Company will be Anora Group Plc. With corporate and management functions across the Nordics, the company will have its legal domicile in Helsinki, Finland and headquarters in Helsinki.

Upon completion of the merger, Pekka Tennilä will become the CEO of the Combined Company, and Sigmund Toth will become the CFO of the Combined Company.

The Shareholders' Nomination Board of Altia, after consultation with the Nomination Committee of Arcus proposes, that following completion of the merger, the Board of Directors will comprise three directors from the current Board of Directors of Altia (Sanna Suvanto-Harsaae, Jyrki Mäki-Kala and Torsten Steenholt), four directors from the current Board of Directors of Arcus (Michael Holm Johansen, Kirsten Ægidius, Ingeborg Flønes and Nils Selte) and one new director (Sinikka Mustakari). It is further proposed that the Chairman will be Michael Holm Johansen and that the Vice Chairman will be Sanna Suvanto-Harsaae.

Altia and Arcus will comply with the rules for arranging employee participation in connection with a cross-border merger, which may include arrangements to have employee representatives on the Board of Directors of the Combined Company.

Listing venue

Following completion of the merger the shares in the Combined Company will continue to be listed on the official list of Nasdaq Helsinki.

In addition, the companies will seek to ensure that the shares in the Combined Company or depository receipts or interests representing the shares in the Combined Company, as the case may be, will be subject to a secondary listing on the Oslo Børs, in connection with the completion of the merger or as soon as possible thereafter, for a transitional period of four (4) months from the first day of the secondary listing on the Oslo Børs, after which the shares in the Combined Company (or depository receipts or interests representing the shares in the Combined Company, as the case may be) shall be delisted from the Oslo Børs.

Shareholder support

Altia’s largest shareholder, the State Development Company Vake Oy, holding approximately 36.2% of the shares and votes in Altia, has stated their support for the transaction with an intention to attend Altia’s EGM and vote in favour of the merger. In addition, Ilmarinen Mutual Pension Insurance Company, Varma Mutual Pension Insurance Company and Canica AS, holding in aggregate approximately 9.4% of the shares and votes in Altia, and Canica AS, Geveran Trading Co Ltd and Hoff SA, holding in aggregate approximately 59.0% of the shares and votes in Arcus, have irrevocably undertaken, subject to certain conditions, to attend the respective EGMs of Altia and Arcus and to vote in favour of the merger.

Top 10 shareholders of the Combined Company

The shareholders of Arcus will receive 31,409,930 new shares in Altia upon completion of the merger, corresponding to an ownership in the Combined Company following completion of 53.5% for Altia shareholders and 46.5% for Arcus shareholders.

Based on the latest available data and assuming all current Altia and Arcus shareholders are shareholders also at the completion of the merger, the largest 10 shareholders of the Combined Company would be as follows:

Shareholder	Number of shares	% of shares
Canica AS	15,137,926	22.4%
The Finnish State Development Company Vake Oy	13,097,481	19.4%
Geveran Trading Co Ltd	3,117,150	4.6%
Hoff SA	1,522,554	2.3%
Ilmarinen Mutual Pension Insurance Company	1,113,300	1.6%
Sundt AS	1,108,070	1.6%
Varma Mutual Pension Insurance Company	1,050,000	1.6%
Verdipapirfondet Eika Spar	897,582	1.3%
Folketrygdfondet	831,240	1.2%
Danske Invest Norske Instit. II	827,861	1.2%
Top 10 shareholders	38,703,164	57.3%
Other shareholders	28,847,251	42.7%
Total	67,550,415	100.0%

The calculation is based on Altia’s and Arcus’ actual knowledge and is indicative only. The calculation may not represent the actual situation at the completion of the merger or thereafter.

Employees

On a combined basis, Altia and Arcus will have approximately 1,100 employees in 8 different countries.

Recommendation and Fairness Opinions

The board of Altia has concluded that the proposed transaction is in the best interests of the company and its shareholders. The board of Altia made its assessment after taking into account, amongst other factors, the fairness opinion of Nordea delivered to the board of Altia on 29 September 2020.

The board of Arcus has concluded that the proposed transaction is in the best interests of the company and its shareholders. The board of Arcus made its assessment after taking into account, amongst other factors, the fairness opinion of ABG Sundal Collier ASA delivered to the board of Arcus on 29 September 2020.

Combination agreement

Altia and Arcus have on 29 September 2020 entered into a combination agreement, pursuant to which Altia and Arcus have agreed to combine Altia and Arcus through a statutory cross-border merger pursuant to the Finnish Companies Act and the Norwegian Public Limited Liability Companies Act.

The combination agreement contains certain customary representations and warranties as well as undertakings, such as each party conducting its business in the ordinary course before the completion of the merger, keeping the other party informed of any and all matters that may be of material relevance for the purposes of effecting the completion of the merger, preparing the necessary regulatory filings and notifications, including competition filings, preparing the merger prospectus, cooperating with the other party in relation to the financing of the Combined Company and organising employee representation in the Combined Company, and that Arcus conducts negotiations with the Arcus creditors potentially opposing the merger and actions concerning settlement of Arcus employee incentives. In addition, Altia and Arcus each undertake not to solicit proposals competing with the transaction agreed in the combination agreement.

In addition, Altia and Arcus have given each other certain representations and warranties related to, inter alia, authority to enter into the combination agreement, due incorporation, status of the shares in the respective company, preparation of financial statements and interim reports, compliance with applicable licenses, laws and agreements, legal proceedings, ownership of intellectual property, employees and the due diligence materials provided to the other party.

With the exception of certain jointly incurred costs, Altia and Arcus shall bear their own fees, costs and expenses incurred in connection with the merger.

The combination agreement may be terminated by mutual written consent. Each of Altia and Arcus may further terminate the combination agreement if, inter alia, (i) the merger has not been completed by 30 September 2021, unless such date has not under certain circumstances been postponed by a maximum of three (3) months, (ii) the EGMs of Altia and/or Arcus have failed to approve the merger, (iii) any governmental entity (including any competition authority) gives an order or takes any regulatory action that is non-appealable and conclusively prohibits the completion of the merger, or (iv) a material breach by the other party of any of the representations and warranties under the combination agreement if such breach has resulted, or could reasonably be expected to result, in a material adverse effect, as further specified in the combination agreement.

Illustrative aggregated financial information

The illustrative aggregated financial information presented below is based on Altia’s and Arcus’ audited consolidated financial statements as of and for the year ended 31 December 2019 and the unaudited consolidated half-yearly financial information as of and for the six months ended 30 June 2020. The illustrative aggregated balance sheet presented is based on the consolidated balance sheet information of both companies as at 30 June 2020. Arcus’ historical financial information presented in NOK has been converted into EUR for the aggregated financial information purposes. The illustrative aggregated financial information is unaudited.

The illustrative aggregated financial information presented herein is based on a hypothetical situation and should not be viewed as pro forma financial information as any impacts of purchase price allocation, differences in accounting principles, adjustments related to transaction costs, tax impacts and impacts of the potential refinancing have not been taken into account.

The aggregated financial information is presented for illustrative purposes only. The illustrative aggregated financial information of the Combined Company is presented assuming the activities were included in the same group from the beginning of each period. The illustrative aggregated net sales, comparable EBITDA, EBITDA and operating result have been calculated as a sum of Altia’s and Arcus’ financial information for the year ended 31 December 2019 and for the six months ended 30 June 2020. The illustrative aggregated balance sheet information total assets, total equity, total liabilities, net debt, gearing and equity ratio illustrate the impact of the merger as if the transaction had taken place on 30 June 2020.

The difference of EUR 104.7 million, between the preliminary merger consideration which has been calculated based on the closing share price of the Altia share on 22 September 2020, totalling EUR 263.8 million, and Arcus’ net assets as at 30 June 2020 has been allocated to non-current assets in the illustrative aggregated balance sheet as at 30 June 2020. The illustrative aggregated balance sheet information has also been adjusted with the impacts of Altia’s authorised dividend for the year 2019 payable by the end of 2020 and the proposed extra dividend to Altia’s shareholders before the completion of the merger, as well as the payment of dividend distribution made by Arcus from the year 2019 subsequent to 30 June 2020. The potential synergies have not been adjusted.

The actual consolidated financial information for the Combined Company will be prepared based on the final merger consideration and the fair values of Arcus’ identifiable assets and liabilities at the merger completion date, including the impacts of any possible refinancing that is contingent on the completion of the merger. The Combined Company’s consolidated financial information that will be published in the future following completion of the merger could therefore differ significantly from the illustrative aggregated financial information presented herein. Accordingly, this information is not indicative of what the Combined Company’s actual financial position, results of operations or key figures would have been had the merger been completed on the dates indicated.

Pro forma information with full notes disclosures will be available in a merger prospectus to be published by Altia prior to the EGMs of Altia and Arcus. For reconciliations on the alternative performance measures, see Annex 2 of this release.

Unaudited illustrative aggregated financial information

	H1 2020			FY 2019
	Illustrative aggregated	Altia	Arcus [7]	Illustrative aggregated	Altia	Arcus [8]
EUR in million
Net sales	276.5	149.3	127.3	640.2	359.6	280.6
Comparable EBITDA	35.9	18.8	17.2	85.1	44.8	40.3
EBITDA	33.5	18.0	15.5	81.4	43.1	38.3
Operating result [1]	18.9	9.2	9.7	51.3	25.1	26.2
Total assets [2,3]	1,052.1	428.9	550.9		400.2	566.7
Total equity [2,3]	391.7	149.5	159.6		151.2	168.5
Total liabilities [3]	660.4	279.4	391.3		249.0	398.2
Net debt [3,4]	188.3	29.9	126.1
Gearing, % [2,3,5]	48.1	20.0	n/a
Equity ratio, % [2,3,6]	37.2	34.9	29.0

1 Illustrative aggregated operating result does not include amortisation and depreciation for any fair value adjustments on non-current assets or any other purchase accounting impacts to be recognised in the combination under IFRS and, thus is not representative of future operating results of the Combined Company.
2 In the aggregated balance sheet information, the difference between the preliminary merger consideration which has been calculated based on the closing share price of the Altia share on 22 September 2020 and Arcus’ net assets as at 30 June 2020, totalling EUR 104.7 million, has been allocated to non-current assets. The preliminary merger consideration of EUR 263.8 million has been allocated to total equity.
3 In the illustrative aggregated balance sheet information, the maximum total amount of dividends authorised and proposed to be distributed to Altia’s shareholders before the completion of the merger of EUR 0.61 per share, totalling EUR 22.0 million, has been deducted from the total equity and cash and cash equivalents. Dividend payment made by Arcus on 10 July 2020 from the year 2019, totalling EUR 10.3 million (NOK 112.9 million) has been deducted from the cash and cash equivalents and total liabilities in the aggregated balance sheet.
4 Net debt is calculated as a total of non-current and current borrowings and non-current and current lease liabilities less cash and cash equivalents.
5 Gearing, % is calculated by dividing net debt by total equity.
6 Equity ratio, % is calculated by dividing total equity by total assets less advances received.

7 NOK have been translated to EUR with an exchange rate EUR/NOK 10.8287 for income statement items and EUR/NOK 10.9120 for balance sheet items.

8 NOK have been translated to EUR with an exchange rate EUR/NOK 9.8444 for income statement items and EUR/NOK 9.8638 for balance sheet items.

Indicative timeline

•	September 2020 – Filing of the merger plan

•	October 2020 – Publication of the merger prospectus

•	November 2020 – Altia and Arcus EGMs

•	Last quarter of 2020 – Altia dividend payment of EUR 0.21 per share (AGM authorisation)

•	First half of 2021 – Completion of the merger (subject to all regulatory approvals having been obtained and other conditions for completion having been fulfilled or waived), Altia dividend payment of EUR 0.40 per share (extra dividend)

All dates are preliminary and subject to change. The proposed merger is subject to competition approvals in a number of jurisdictions and the preliminary timetable is therefore dependent on this process.

Internal reorganisation of the Arcus Group

Arcus has resolved to carry out a change to its corporate structure before the completion of the merger with Altia. This reorganisation will result in the creation of new holding company, Arcus Holding AS, for the operations of the Arcus Group. The new holding company will initially be a wholly owned subsidiary of Arcus ASA.

Technically, the reorganisation will be carried out by way of a de-merger of Arcus ASA whereby substantially all of the assets, rights and liabilities of Arcus ASA will be transferred to a new company, Arcus NewCo AS, and a parallel tripartite merger of Arcus NewCo AS into Arcus Holding AS, which is a wholly owned subsidiary of Arcus ASA. This will result in substantially all of the current assets, rights and liabilities of Arcus ASA being owned by Arcus Holding AS.

Additional information on the reorganisation will be included in the notice of Arcus’ EGM.

Advisors

Nordea Bank Abp is acting as the financial advisor to Altia in the merger. Hannes Snellman Attorneys Ltd is acting as the lead counsel and legal advisor to Altia as to Finnish law and Advokatfirmaet Thommessen AS as the legal advisor to Altia as to Norwegian law.

ABG Sundal Collier is acting as the financial advisor to Arcus in the merger. Advokatfirmaet Wiersholm AS is acting as the lead counsel and legal advisor to Arcus as to Norwegian law and Roschier, Attorneys Ltd as the legal advisor to Arcus as to Finnish law.

Presentation and press conference

A joint presentation of the merger announcement will be held today 29 September 2020 at 10 am EEST.

The presentation is hosted by Sanna Suvanto-Harsaae, Chairman of Altia and Michael Holm Johansen, Chairman of Arcus as well as Pekka Tennilä, CEO of Altia, Kenneth Hamnes, CEO of Arcus and Sigmund Toth, CFO of Arcus.

The presentation will be held in English and it can be followed live as a webcast:

https://altiaarcus.videosync.fi/2020-09-29-press

Questions to the management can be sent through the chat board. Remember to use the “Raise your hand” function.

Representatives of the media and financial community are warmly welcomed to join the event at Hotel Kämp in Helsinki (Pohjoisesplanadi 29). We kindly ask those attending the event to sign-up by email to: petra.grasbeck@altiagroup.com.

Presentation material is available at www.altiagroup.com/investors and www.arcus.no.

Further information

Altia

Pekka Tennilä, CEO

Juhana Jokinen, Interim CFO

For enquiries and interview requests, please contact:

Tua Stenius-Örnhjelm, Investor Relations, tel. +358 40 748 8864, tua.stenius-ornhjelm@altiagroup.com

Petra Gräsbeck, Corporate Communications, tel. +358 40 767 0867, petra.grasbeck@altiagroup.com

Arcus

Per Bjørkum, Group Director Communications and IR, tel. +47 922 55 777, per.bjorkum@arcus.no

Images of key persons and both companies: https://bit.ly/30fOS84

Information on Altia and Arcus in brief

Altia is a leading Nordic alcoholic beverage brand company operating in the wine and spirits markets in the Nordic and Baltic countries. Altia wants to support a development of a modern, responsible Nordic drinking culture. Altia’s key exports brands are Koskenkorva, O.P. Anderson and Larsen. Other iconic Nordic brands are Chill Out, Blossa, Xanté, Jaloviina, Leijona, Explorer and Grönstedts.

Altia’s current strategy is built on two core strengths: Altia is the Nordic distillery that masters the sustainable production of high-quality grain-based spirits, and provides the best route-to-market through distribution and channel execution for its brands and partners.

Arcus is a leading Nordic branded consumer goods company within wine and spirits. Arcus is the world’s largest producer of aquavit, and holds strong market positions for wine and spirits across the Nordics. Vectura, a wholly owned company, supplies complete logistics solutions for the beverage industry in Norway. Arcus was spun off from the Norwegian state monopoly, Vinmonopolet, in 1996 and since then has grown from a local company to an international group with the Nordic region and Germany as its home market. The Group also exports a significant volume of spirits to other countries. Arcus is listed on Oslo Børs.

Important notice

The distribution of this release may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restrictions. The information contained herein is not for publication or distribution, in whole or in part, directly or indirectly, in or into Australia, Canada, Hong Kong, Japan, South Africa or any other jurisdiction where such publication or distribution would violate applicable laws or rules or would require additional documents to be completed or registered or require any measure to be undertaken in addition to the requirements under Finnish law. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This release is not directed to, and is not intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

Altia is a Finnish company and Arcus is a Norwegian company. The transaction, including the information distributed in connection with the merger and the related shareholder votes, is subject to disclosure, timing and procedural requirements of a non-U.S. country, which are different from those of the United States. The financial information included or referred to in this release has been prepared in accordance with IFRS, which may not be comparable to the accounting standards, financial statements or financial information of U.S. companies or applicable in the United States.

It may be difficult for U.S. shareholders of Arcus to enforce their rights and any claim they may have arising under U.S. federal or state securities laws, since Altia and Arcus are not located in the United States, and all or some of their officers and directors are residents of non-U.S. jurisdictions. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. U.S. shareholders of Arcus may not be able to sue Altia or Arcus or their respective officers and directors in a non-U.S. court for violations of U.S. laws, including federal securities laws, or at the least it may prove to be difficult to evidence such claims. Further, it may be difficult to compel Altia or Arcus and their affiliates to subject themselves to the jurisdiction of a U.S. court. In addition, there is substantial doubt as to the enforceability in a foreign country in original actions, or in actions for the enforcement of judgments of U.S. courts, based on the civil liability provisions of the U.S. federal securities laws.

This release does not constitute a notice to an EGM or a merger prospectus and as such, does not constitute or form part of and should not be construed as, an offer to sell, or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity. Any decision with respect to the proposed merger of Arcus into Altia should be made solely on the basis of information to be contained in the actual notices to the EGM of Arcus and Altia, as applicable, and the merger prospectus related to the merger as well as on an independent analysis of the information contained therein. You should consult the merger prospectus for more complete information about Altia, Arcus, their respective subsidiaries, their respective securities and the merger. No part of this release, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. The information contained in this release has not been independently verified. No representation, warranty or undertaking, expressed or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein. Neither Altia nor Arcus, nor any of their respective affiliates, advisors or representatives or any other person, shall have any liability whatsoever (in negligence or otherwise) for any loss however arising from any use of this release or its contents or otherwise arising in connection with this release. Each person must rely on their own examination and analysis of Altia, Arcus, their respective securities and the merger, including the merits and risks involved. The transaction may have tax consequences for Arcus shareholders, who should seek their own tax advice.

This release includes “forward-looking statements.” These statements may not be based on historical facts, but are statements about future expectations. When used in this release, the words “aims,” “anticipates,” “assumes,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “should,” “will,” “would” and similar expressions as they relate to Altia, Arcus or the merger identify certain of these forward-looking statements. Other forward-looking statements can be identified in the context in which the statements are made. Forward-looking statements are set forth in a number of places in this release, including wherever this release includes information on the future results, plans and expectations with regard to the Combined Company’s business, including its strategic plans and plans on growth and profitability, and the general economic conditions. These forward-looking statements are based on present plans, estimates, projections and expectations and are not guarantees of future performance. They are based on certain expectations, which may turn out to be incorrect. Such forward-looking statements are based on assumptions and are subject to various risks and uncertainties. Shareholders should not rely on these forward-looking statements. Numerous factors may cause the actual results of operations or financial condition of the Combined Company to differ materially from those expressed or implied in the forward-looking statements. Neither Altia nor Arcus, nor any of their respective affiliates, advisors or representatives or any other person undertakes any obligation to review or confirm or to release publicly any revisions to any forward-looking statements to reflect events that occur or circumstances that arise after the date of this release.

This release contains financial information regarding the businesses and assets of Altia and Arcus and their consolidated subsidiaries. Such financial information may not have been audited, reviewed or verified by any independent accounting firm. Certain financial data included in this release consists of “alternative performance measures.” These alternative performance measures, as defined by Altia and Arcus, may not be comparable to similarly titled measures as presented by other companies, nor should they be considered as an alternative to the historical financial results or other indicators of Altia’s and Arcus’ cash flows based on IFRS. Even though the alternative performance measures are used by the management of Altia and Arcus to assess the financial position, financial results and liquidity and these types of measures are commonly used by investors, they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of Altia’s or Arcus’ financial position or results of operations as reported under IFRS.

This release includes estimates relating to the cost and revenue synergy benefits expected to arise from the merger (which are forward-looking statements), which have been prepared by Altia and Arcus and are based on a number of assumptions and judgments. Such estimates present the expected future impact of the merger on the Combined Company’s business, financial condition and results of operations. The assumptions relating to the estimated cost and revenue synergy benefits and related integration costs are inherently uncertain and are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause the actual cost and revenue synergy benefits from the merger, if any, and related integration costs to differ materially from the estimates in this release. Further, there can be no certainty that the merger will be completed in the manner and timeframe described in this release, or at all.

The securities referred to in this release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States (as such term is defined in Regulation S under the U.S. Securities Act) and may not be offered, sold or delivered, directly or indirectly, in or into the United States absent registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state and other securities laws of the United States.

This release does not constitute an offer to sell or solicitation of an offer to buy any of the shares in the United States. Any offer or sale of new Altia shares made in the United States in connection with the merger may be made pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.

The new shares in Altia have not been and will not be listed on a U.S. securities exchange or quoted on any inter-dealer quotation system in the United States. Neither Altia nor Arcus intends to take any action to facilitate a market in the new shares in Altia in the United States.

The new shares in Altia have not been approved or disapproved by the U.S. Securities and Exchange Commission, any state securities commission in the United States or any other regulatory authority in the United States, nor have any of the foregoing authorities passed comment upon, or endorsed the merit of, the merger or the accuracy or the adequacy of this release. Any representation to the contrary is a criminal offence in the United States.

Nordea Bank Abp is under the supervision of the Finnish Financial Supervisory Authority (Finanssivalvonta). Nordea Bank Abp is providing financial advice on certain local matters to Altia outside of the United States, and no one else in connection with the matters referred to herein, and will not be responsible to anyone other than Altia for providing the protections afforded to clients of Nordea Bank Abp, or for giving advice in connection with the transaction or any matter or arrangement referred to in this release.

ABG Sundal Collier ASA is acting exclusively for Arcus in connection with the merger and for no one else and will not be responsible to anyone other than Arcus for providing the protections afforded to its clients or for providing advice in relation to the merger. With respect to Arcus, information contained herein is subject to the disclosure requirements under section 5-12 of the Norwegian Securities Trading Act.

Annex 1: Summary of Altia’s and Arcus’ Financial Information

Annex 2: Merger plan

Altia Key Financial Information

The following key Altia financial information has been derived from Altia’s unaudited January – June 2020 Half-Year report and from the audited consolidated financial statements for the years 2019 and 2018, prepared in accordance with IFRS.

Altia consolidated income statement information

	H1 2020	FY 2019	FY 2018
EUR in million	Unaudited	Audited	Audited
Net sales	149.3	359.6	357.3
Operating result	9.2	25.1	19.7
Result before taxes	9.3	24.6	18.6
Result for the period	7.5	18.4	15.1

Altia consolidated balance sheet information

	H1 2020	FY 2019	FY 2018
EUR in million	Unaudited	Audited	Audited
Total non-current assets	182.3	187.7	185.1
Total current assets	246.6	212.4	205.3
TOTAL ASSETS	428.9	400.2	390.4
Total equity	149.5	151.2	150.1
Total non-current liabilities	93.7	101.3	100.8
Total current liabilities	185.7	147.6	139.5
Total liabilities	279.4	249.0	240.3
TOTAL EQUITY AND LIABILITIES	428.9	400.2	390.4

Arcus Key Financial Information

The following key Arcus financial information has been derived from Arcus’ unaudited January – June 2020 Half-Year Report and from the audited consolidated financial statements for the years 2019 and 2018, prepared in accordance with IFRS.

Arcus consolidated income statement information

	H1 2020	FY 2019	FY 2018
NOK in million	Unaudited	Audited	Audited
Total operating revenue	1,378	2,763	2,723
Operating profit	105	258	257
Profit before tax	108	172	221
Profit for the year	82	133	164

Arcus consolidated balance sheet information

	H1 2020	FY 2019	FY 2018
NOK in million	Unaudited	Audited	Audited
Total fixed assets	3,567	3,506	2,373
Total current assets	2,444	2,084	2,064
TOTAL ASSETS	6,011	5,590	4,437
Total equity	1,741	1,662	1,654
Total non-current liabilities	2,176	2,050[1]	1,073[1]
Total current liabilities	2,094	1,878	1,711
Total liabilities	4,270	3,928	2,783
TOTAL EQUITY AND LIABILITIES	6,011	5,590	4,437
[1] Unaudited

Unaudited Illustrative Aggregated Alternative Performance Measures

This stock exchange release also contains selected alternative performance measures on an illustrative aggregated basis. These alternative performance measures may not be comparable to similarly titled measures as presented by other companies nor between Altia and Arcus. Alternative performance measures are unaudited.

The illustrative aggregated comparable EBITDA and net debt presented herein for illustrative purposes have been calculated as follows:

Comparable EBITDA	H1 2020			FY 2019
EUR in million	Illustrative Aggregated	Altia	Arcus	Illustrative Aggregated	Altia	Arcus
Operating result [1]	18.9	9.2	9.7	51.3	25.1	26.2
Depreciation, amortisation and impairment	14.6	8.8	5.8	30.1	17.9	12.1
EBITDA	33.5	18.0	15.5	81.4	43.1	38.3
Items affecting comparability [2]	2.4	0.7	1.7	3.7	1.7	2.0
Comparable EBITDA	35.9	18.8	17.2	85.1	44.8	40.3

[1] Illustrative aggregated operating result does not include amortisation and depreciation for any fair value adjustments on non-current assets or any other purchase accounting impacts to be recognised in the combination under IFRS and, thus is not representative of future operating results of the Combined Company.

[2] Items affecting comparability comprises material items outside normal business such as net gains or losses from business and assets disposals, costs for closure of business operations and restructurings, cost for major corporate projects such as direct transaction costs related to business acquisition and the contemplated merger, costs related to other corporate development projects and cost impact of voluntary pension plan change.

Net debt	30 June 2020
EUR in million	Illustrative Aggregated	Altia	Arcus
Non-current borrowings	141.4	70.4	71.1
Current borrowings	51.5	51.5	-
Non-current lease liabilities	116.0	5.7	110.3
Current lease liabilities	10.1	3.5	6.6
Less: Cash and cash equivalents [1]	130.7	101.2	61.9
Net debt	188.3	29.9	126.1
1In the illustrative aggregated balance sheet information, the maximum total amount of dividends authorised and proposed to be distributed to Altia’s shareholders before the completion of the merger of EUR 0.61 per share, totalling EUR 22.0 million have been deducted from the total equity and cash and cash equivalents. Dividend payment made by Arcus on 10 July 2020 from the year 2019, totalling EUR 10.3 million (NOK 112.9 million) has been deducted from the cash and cash equivalents and total liabilities in the aggregated balance sheet.